Exhibit (a)(5)(ii)

Newell Rubbermaid Announces Expiration and Final
Results of Exchange Offer for Convertible Notes
ATLANTA, September 15, 2010 — Newell Rubbermaid (NYSE: NWL) today announced the expiration and final results of its offer to exchange newly issued shares of its common stock and cash for any and all of its 5.50% convertible senior notes due 2014. As of 11:59 p.m., New York City time, on September 14, 2010, the aggregate principal amount of convertible notes tendered and not withdrawn was approximately $324.7 million. All of such convertible notes have been accepted for exchange by the company, with settlement expected to occur today. Newell Rubbermaid will issue approximately 37.7 million shares of its common stock and make a cash payment of approximately $52.0 million in the settlement. Following settlement, a total of approximately $20.3 million aggregate principal amount of convertible notes will remain outstanding.
The offer was made pursuant to an Offer to Exchange dated August 17, 2010 and the related Letter of Transmittal, which set forth a complete description of the terms of the offer.
Requests for documents may be directed to Global Bondholder Services Corporation by telephone at (866) 937-2200 or (212) 430-3774 or in writing at 65 Broadway — Suite 404, New York, New York 10006.
The offer was made to holders of convertible notes in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 3(a)(9) of the Act. This press release is neither an offer to exchange nor a solicitation of an offer to exchange any securities.
Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Offer to Exchange. Any representation to the contrary is a criminal offense.
About Newell Rubbermaid
Newell Rubbermaid Inc., an S&P 500 company, is a global marketer of consumer and commercial products with 2009 sales of approximately $5.6 billion and a strong portfolio of brands, including Rubbermaid®, Sharpie®, Graco®, Calphalon®, Irwin®, Lenox®, Levolor®, Paper Mate®, Dymo®, Waterman®, Parker®, Goody®, Technical ConceptsTM and Aprica®.
This press release and additional information about Newell Rubbermaid are available on the company’s Web site, www.newellrubbermaid.com.

Contacts:
Nancy O’Donnell	David Doolittle
Vice President, Investor Relations	Vice President, Corporate Communications
+1 (770) 418-7723	+1 (770) 418-7519
3 Glenlake Parkway | Atlanta, GA 30328 | Phone +1 (770) 418-7000 | www.newellrubbermaid.com | NYSE: NWL